Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Meridian Gold announces first quarter 2007 financial results and exploration update

    (All dollar amounts in U.S. currency)

    RENO, NV, May 2 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce results for the quarter ended March 31, 2007. Meridian Gold continues its commitment to be "The
Premier Value Gold Mining Company", with a focus on returns to all stakeholders and a dedication to responsible mining.

    HIGHLIGHTS:
    -----------

    <<
    -   Record net earnings of $18.9 million, or $0.19 per share.
    -   Operating cash flow of $24.6 million.
    -   Consolidated gold production of 70,900 ounces at a negative net cash cost of ($34) per ounce fueled by by-product silver production of
        1.6 million ounces and record silver prices.
    -   Realized gold price of $630 per ounce and silver price of $13.12 per ounce.
    -   Commenced 2007 infill drilling program on the Company's 100% Mercedes project in Northern Mexico producing further high-grade gold results.
    -   Initial mine production from the Company's 40% Rossi/Storm Joint
        Venture mine in Nevada with Barrick Exploration.
    -   At El Penon, the Company's flagship mine:
        -  The access from Quebrada Colorada to the Providencia vein was completed and the vein was cross-cut.
        -  Approvals for mining up to 5,000 tonnes per month were obtained for Fortuna and initial production commenced.
        -  Expansion to 2,800 tonnes per day continued.
        -  An operational excellence program, based on the Six Sigma principles, was initiated.
    -   Initiated the expansion program at Minera Florida, including:
        -  The approval of the new flotation circuit, which will increase metal recoveries.
        -  The approval of the purchase of a second ball mill for the grinding circuit.
    -   Strengthened organization with a number of key management
        appointments.
    -   Further strengthened management team with the hiring of key business leaders.
    >>

    "We are continuing to deliver on our four-point strategy to create value for all stakeholders," stated Edward C. Dowling, President and Chief Executive
Officer of Meridian Gold. "On the operations front, I am pleased to report that both the production and financial results from El Penon and Minera
Florida during the first quarter 2007 exceeded the Company's internal expectations. We again delivered exciting exploration results fueling organic growth at our 100%-owned Mercedes project in Mexico. Our business development team continues to remain focused on delivering value-creating transactions that will enhance Meridian Gold's long-term growth profile, while adhering to our disciplined and strict criteria for acquisitions. Finally, we have filled three key leadership roles within the organization, and our team is wholly committed to executing our strategy to become The Premier Value Gold Mining
Company."

    Exploration Highlights
    ----------------------
    The Company is pleased to provide new exciting drill results from its
100%-owned Mercedes project in Sonora, Mexico, located near Magdalena de Kino.
Over the past year, the team has continued exploration work on nine identified epithermal veins within the property area. A total of 89 holes have been drilled to date. During the first quarter of 2007, the Company commenced the infill drilling of the Corona de Oro shoot, part of the Mercedes vein.
Drilling will continue on the Mercedes vein with two core drill rigs. In the second quarter a third core rig will be added as the Company begins drilling on the Klondike, Rey de Oro and La Lupita vein zones to define the extent of gold-silver mineralization within the vein systems. Drilling to date on Corona de Oro shoot has outlined 32 contiguous holes within the +6.0 grams per tonne contour, with an average drill width of 9.87 meters (5.42 meters true width)
and weighted average grades of 11.4 grams per tonne gold and 153 grams per tonne silver.
    The following table contains the new results from core drilling at Corona de Oro since December 13, 2006:

    <<
    -------------------------------------------------------------------------
                               Ele-                 Inter-  Horiz. Au    Ag
    Hole    VEIN      Grid   vation      From   To    val   Width  g/t   g/t
                                          (m)   (m)    (m)   (m)
    -------------------------------------------------------------------------
    M07-078 Mercedes  9645 N 1024.0      150.9  151.3  0.39  0.2   8.8   63.0
    -------------------------------------------------------------------------
    M07-079 Mercedes  9645 N 1033.0      161.5  163.7          Pending
    -------------------------------------------------------------------------
    M07-080 Mercedes  9590 N  968.0      212.8  222.4  9.56  5.2  26.7  214.0
    -------------------------------------------------------------------------
    M07-081 Mercedes  9535 N  852.0      318.5  320.0  1.48  0.7 143.5  143.5
    -------------------------------------------------------------------------
            Mercedes  9535 N  865.0 and  334.6  341.7  7.08  3.5  13.5  143.5
    -------------------------------------------------------------------------
    M07-082 Mercedes  9595 N  935.0      238.6  244.9  6.27  3.0  8.94  105.9
    -------------------------------------------------------------------------
    M07-083 Mercedes  9545 N 1070.0      106.0  106.5  0.50  0.3  7.55  119.0
    -------------------------------------------------------------------------
            Mercedes  9545 N 1023.0 and  165.9  166.4  0.50  0.3  3.74   23.0
    -------------------------------------------------------------------------
            Mercedes  9545 N 1019.0 and  170.5  174.2  3.63 1.83  2.71   76.0
    -------------------------------------------------------------------------
            Mercedes  9545 N 1015.0 and  176.8  184.7  7.95  4.0  8.72  150.0
    -------------------------------------------------------------------------
    M07-084 Mercedes  9495 N  930.0      249.1  249.7  0.60 0.40  20.0   42.0
    -------------------------------------------------------------------------
            Mercedes  9495 N  918.0 and  265.2  266.7  1.50 1.01  3.83   23.0
    -------------------------------------------------------------------------
            Mercedes  9495 N  911.0 and  272.8  277.7  4.89 3.10  3.56   99.4
    -------------------------------------------------------------------------
            Mercedes  9495 N  900.0 and  285.0  290.2  5.19 3.50  8.39  103.9

-------------------------------------------------------------------------as
    M07-085 Mercedes                Hole lost short of vein
    -------------------------------------------------------------------------
    M07-086 Mercedes  9497 N 1070.0      101.8  105.0  3.20 1.94  2.54   40.4
    -------------------------------------------------------------------------
            Mercedes  9497 N 1045.0 and  129.5  130.2  0.65 0.40  5.04   76.0
    -------------------------------------------------------------------------
            Mercedes  9497 N 1038.0 and  133.6  134.7  1.10 0.67  3.52   33.0
    -------------------------------------------------------------------------
            Mercedes  9497 N 1034.0 and  140.9  146.2  5.27 3.20  3.39   52.5
    -------------------------------------------------------------------------
    M07-087 Mercedes  9500 N 1040.0      128.8  129.8  1.04 0.49  7.42    9.0
    -------------------------------------------------------------------------
            Mercedes  9500 N 1008.0 and  157.0  169.8 12.80 6.00  5.91  110.0
    -------------------------------------------------------------------------
    M07-088 Mercedes  9400 N  938.0      269.0  271.7  2.66 1.52  1.41  153.0
    -------------------------------------------------------------------------
            Mercedes  9400 N  927.0 and  281.5  283.5  1.94 1.11  5.68   21.0
    -------------------------------------------------------------------------
            Mercedes  9400 N  919.0 and  289.2  297.2  7.98 4.60  3.86   35.0
    -------------------------------------------------------------------------
    M07-089 Mercedes  9500 N  960.0      192.4  212.8 20.35 8.00 12.27    116
    -------------------------------------------------------------------------
    (x)Please see the Company's website at www.meridiangold.com for an updated long-section of the Mercedes vein.
    (x)Cutoff of 3 grams per tonne gold equivalent at 50:1
    >>

    "Exploration and organic growth, a vital part of the Company's four part strategy, produced exciting results for the first quarter," commented Darcy
Marud, Meridian's Vice President of Exploration. "At Mercedes, not only did we further confirm the high grade potential of the project through infill drilling, but we also extended our land holding to 70,000 hectares and obtained an agreement with the local land owners to acquire up to 3,800 hectares of the surface rights overlying the main vein deposits. The surface rights agreements include right of way access for roads, power lines (15 kilometers distant) and other infrastructure, as well as rights to water. The acquisition of these various rights in addition to the significant land package demonstrates Meridian Gold's commitment to this project and the belief in its potential to add to our future production pipeline. We are planning to complete a 43-101 compliant resource and commence pre-feasibility engineering on this project by year-end 2007."
    At Minera Florida, five drill rigs are operating. The majority of the drilling is focused on converting resources at the Peumo and Hallazgo deposits to reserves through infill drilling. Additionally exploration is continuing in an effort to delineate new vein systems and extend the deposits along strike and down dip. During the quarter, an exploration drift began towards the
Tribuna deposit, which will provide access to the Sorpresa zone and allow for underground infill drilling of Tribuna.
    The 2007 drill campaign is underway at Meridian Gold's flagship El Penon mine. Three drill rigs are onsite with in excess of 100,000 meters of drilling planned, as the Company gears up to again replace reserves and resources depleted through production for the year.
    Drilling is underway at Meridian Gold's 56.7% Jeronimo project, a joint venture with the Corporacion Nacional del Cobre de Chile ("CODELCO"). There
are currently 3 drill rigs on site, infilling the known resource and providing samples for development metallurgical test work.
    Elsewhere, Meridian Gold can earn up to a 55% interest in the Huxter Lane
SW Property, a Joint Venture with Paragon Minerals (PGR: TSX-V), in
Newfoundland, Canada, by spending $1.0 million over three years. Meridian Gold may further increase its ownership rights up to 70% by spending an additional
$1 million. Drilling is currently underway with the target of delineating a bulk tonnage intrusive related gold deposit. The drill program in 2006 produced exciting drill results with assays including 2.2 grams per tonne gold over 35 meters. Please see the Paragon Minerals website to refer to the press releases (www.paragonminerals.com).

    Operations Highlights
    ---------------------
    The Company completed the cross cut of the Providencia vein from Quebrada
Colorada. Samples from the vein returned grades in line with expectations of
16 grams per tonne gold and 1,233 grams per tonne silver at a width of
1.35 meters. The access to Providencia from the Dorada structure has advanced nearly 830 meters out of the planned total 1,320 meters. An underground delineation drilling and testing work on the vein has commenced to further define the full potential of this vein. Approval was received during the quarter, allowing mining of up to 5,000 tonnes of ore per month on the Fortuna vein. With this permit in place, 1,260 tonnes were mined and stockpiled averaging 27 grams per tonne gold and 1,300 grams per tonne silver, which were in line with expectations. Advancement continued on developing the Fortuna infrastructure to prepare for full production in the second half of 2007 when the final permits are approved. Expansion plans at El Penon remain on schedule to reach 2,800 tonnes per day in both the mine and the mill during the fourth quarter of this year.
    At Minera Florida, the Company commenced the initial phase of the expansion program to increase the mill capacity from 35,000 tonnes per month to approximately 65,000 tonnes per month by the end of 2008, which is expected to increase gold production to more than 100,000 ounces annually. As part of
Phase One of the expansion program, the Company approved the purchase and installation of a new flotation circuit designed to increase metal recoveries.
When fully operational by the end of 2007, the new flotation circuit is expected to increase gold recoveries by 2%, and both silver and zinc recoveries by 3%. As a part of Phase Two, the Company also approved the purchase of an additional ball mill for the grinding circuit during the first quarter.
    Mine production commenced during March at the Company's 40% owned
Rossi/Storm mine, a Joint Venture with Barrick Exploration. During the first quarter, the mine produced 1,295 tonnes at an average grade of 13 grams of gold per tonne. The official Mine dedication was held April 18, 2007, with production forecast to ramp-up during the second half of the year. Meridian's share of planned production in 2007 is estimated at 25,000 ounces of gold.
    Edgar Smith, Meridian Gold's Vice President of Operations, commented, "I am excited that during the first quarter we began implementing new operational excellence initiatives based on the Six Sigma principles at our mining operations. This renewed focus on operations and constant improvement is a key part of our four point strategy, as we bring new mines into operation and strive to lead the industry as The Premier Value Gold Mining Company."

    Organizational Highlights
    -------------------------
    During the first quarter of 2007, the Company further invested in its organizational strength and development with the hiring of additional key business leaders. Meridian Gold is pleased to report that the following individuals are a part of the Meridian Gold team:

    <<
    -   Howard Stevenson, Vice President, Business Development
    -   Cheryl Martin, Vice President, Investor Relations (as of May 14,
        2007)
    -   Stabro Kasaneva, General Manager, El Penon
    >>

    Qualified Person
    ----------------
    Mark Hawksworth, P. Geo., Senior Project Geologist, has supervised the preparation of the technical data contained within this release and serves as the "Qualified Person" as defined by National Instrument 43-101. See
Qualifying Statement at the end of the Management's Discussion and Analysis.

    CAUTIONARY STATEMENT

    Certain statements in this 2007 first quarter press release, financial statements for the period ending March 31, 2007 and management's discussion and analysis constitute "forward-looking statements" within the meaning of the
U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as "anticipate", "estimate", "believe", "expect", "predict",
"plan", "should", "may", "could" and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company's Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel.
Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information.

    The Company's filings with the securities regulatory authorities in
Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

    First Quarter Conference Call
    -----------------------------
    Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday May 2, 2006, at 11:00 a.m. EDT through Thomson/CCBN. If you would like to listen to our conference call, you may dial (866) 831-6243 in the United States or Canada, and (617) 213-8855 from other international locations. Passcode No. 61532107. All participants will be required to register with the operator. If you would prefer to follow the presentation on the web, go to the Company's home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the
Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or internationally (617) 801-6888.
Passcode No. 58050165. The webcast will be available for three months on
Meridian Gold's website.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    ------------------------------------
    The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. ("Meridian Gold", "We" or the "Company"), are
material, and represents management's knowledge through the date of this press release, May 2, 2007.

    OPERATIONS

    El Penon
    --------
    Production during the first quarter of 2007 was 55,600 ounces of gold and
1.5 million ounces of silver, versus 68,300 ounces of gold and 1.9 million ounces of silver during the first quarter of 2006. The decrease in metal production was due to a reduction in grade of mined ore to levels close to the average for the reserve. During the first quarter of 2007, the plant expansion projects continued to advance with major of the projects being complete. The
Company is moving forward to complete the remaining projects to expand the mill capacity to 2,800 tonnes per day. The mine continued to ramp up production and development for expansion to 2,800 tonnes per day and remains on schedule for completion during the third quarter 2007.
    During the first quarter of 2007, underground ore was mined from the
Cerro Martillo, Dorada, Quebrada Colorada, Quebrada Orito, Fortuna and
Providencia structures. There were 231,549 tonnes of ore mined from these sectors versus 222,375 tonnes mined during the same period of 2006. The daily extraction rate for the first quarter of 2007 was 5,736 tonnes, which includes ore, development and non-mineralized material, and is a 14% improvement as compared to the average rate of 5,047 tonnes during the same period of 2006. A total of 7,888 meters were developed, which includes drifting on the veins, access to the veins and vertical and horizontal development. This is a 15%
increase as compared to 6,884 meters of total development in the first quarter of 2006. During 2007 more than 37,000 meters of total development are planned to sustain the new 2,800 tonne per day underground production rate.
    Mill throughput at El Penon was 215,800 tonnes or 2,398 tonnes per day for the first quarter of 2007, a 10% decrease over production in the first quarter of 2006 of 239,100 tonnes or 2,657 tonnes per day. The decrease is due to a scheduled maintenance shutdown and tie in of expansion projects. Average gold mill head grades during the quarter were 8.4 grams per tonne of gold versus 9.3 grams per tonne of gold in the first quarter of 2006, and average silver mill head grades for the first quarter 2007 were 238 grams per tonne compared with 268 grams per tonne for the first quarter of 2006. The decrease in gold and silver grades was attributable to mining from areas with lower grades, consistent with the plans to mine material which approximates reserve grades. The second half of the year will emphasize higher gold and silver production as El Penon moves towards producing 230,000 ounces of gold and
8.8 million ounces of silver.
    Approval was received during the quarter, allowing mining of up to
5,000 tonnes of ore per month on the Fortuna vein. With this permit in place,
1,260 tonnes were mined and stockpiled averaging 27 grams per tonne gold and
1,300 grams per tonne silver, which were in line with expectations.
Advancement continued on developing the Fortuna infrastructure to prepare for full production in the second half of 2007 when the final permits are approved.
    The Company completed the cross cut to the Providencia vein from Quebrada
Colorada. Samples from the vein returned grades in line with expectations of
16 grams per tonne gold and 1,233 grams per tonne silver at a width of
1.35 meters. The access to Providencia from the Dorada structure has advanced nearly 830 meters out of the planned total 1,320 meters. An underground delineation drilling and testing work on the vein has commenced to further define the full potential of this vein.
    Net cash cost, including by-product credits at El Penon for the first quarter 2007 was negative $68 per gold ounce versus negative $64 per gold ounce for the same period in 2006. Total net production costs including depreciation, depletion and amortization at El Penon were $1 per gold ounce for the first quarter of 2007, compared to $12 per gold ounce in the first quarter of 2006. The decrease in net cash cost for first quarter of 2007 versus first quarter of 2006 is the result of higher silver prices, partially offset by lower production and higher costs related to higher reagent and commodities prices.(The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Minera Florida
    --------------
    Meridian Gold exercised its purchase option agreement and took control of
Minera Florida as of July 1, 2006. Historical comparisons, for quarter over quarter, are not presented.
    During the first quarter of 2007, Minera Florida's operations produced
15,300 ounces of gold, 77,600 ounces of silver and 943 tonnes of zinc contained in concentrate.
    The mine is currently sourcing underground ore principally from the Pedro
Valencia, Millenium, and Berta veins. Production from these structures provided 106,700 tonnes of ore during the first quarter of 2007. This production resulted in an average production rate of 1,185 tonnes of ore per day. During the first quarter of 2007, 1,276 meters of development drifts were completed.
    Mill throughput at Minera Florida was 104,500 tonnes or 1,161 tonnes per day for the first quarter of 2007. Material processed by the plant contained an average of 5.7 grams per tonne gold, 35 grams per tonne silver and 1.3%
zinc.
    Net cash cost, including silver and zinc as by-product credits, at Minera
Florida for the first quarter 2007 was $91 per gold ounce, a decrease versus the forecast due to the timing of zinc sales. Total net production cost, including depreciation, depletion and amortization was $393 per gold ounce for the first quarter of 2007. Zinc produced and sold in the quarter is reported as revenue. Zinc that has not been sold is included in inventory. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Rossi/Storm
    -----------
    At the end of the first quarter of 2007, production commenced at the
Rossi/Storm mine, a 40% owned joint venture with Barrick Exploration. The mine produced 1,295 tonnes of ore at an average grade of 13 grams per tonne of gold. Production will continue to ramp up during the year, with full production expected to be achieved by year end. Meridian's share of planned production is estimated to be about 25,000 ounces of gold for 2007 and approximately 35,000 ounces of gold per year thereafter.

    FINANCIAL RESULTS
    First quarter 2007 vs. First quarter 2006
    -----------------------------------------
    Meridian Gold reported net earnings for the three months ended March 31,
2007 of $18.9 million ($0.19 per share), compared to net earnings of
$17.6 million ($0.18 per share) for the same period in 2006.
    Total revenue of $66.4 million in the first quarter of 2007, increased
$10.9 million, or 20% over the first quarter revenue of 2006 of $55.5 million.
Gold revenue increased 18% from $37.0 million in the first quarter of 2006 to
$43.6 million for the first quarter of 2007 due to a higher realized gold price versus the previous year's quarter ($630 per ounce realized versus $559 per ounce or 13%). The increase in ounces sold (69,100 ounces for first quarter of 2007 versus 66,100 ounces for first quarter of 2006) was due to the additional sales from Minera Florida of 14,700 ounces of gold, offset by a decrease in ounces sold at El Penon due to a 10% decrease in the gold grade from 9.3 grams per tonne of gold in the first quarter of 2006 to 8.4 grams per tonne of gold in the same period in 2007, as explained in the operating section. Silver revenues increased 11% from $18.5 million to $20.5 million due to higher realized silver prices versus the previous year's quarter ($13.12 per ounce realized versus $9.96 per ounce), offset by a 16% decrease in silver ounces sold (1.6 million ounces versus 1.9 million ounces). The decrease in silver production was a result of lower silver grades being processed as a result of the mining sequences and areas of production from El Penon, partially offset by the additional silver ounces being produced at Minera
Florida. The Company produced 943 tonnes of zinc and recorded $2.3 million in zinc sales for the first quarter of 2007, which include the sale of some inventory held over from the previous period. Zinc may not always be sold in the period produced because of contractual volume and shipping agreements.
    In the first quarter of 2007, cost of sales equaled $20.8 million, an increase of $6.2 million or 42% compared to cost of sales in the first quarter of 2006 of $14.6 million. This increase in cost of sales is partially due to the new costs related to the Minera Florida production of $4.7 million. The remaining increase is primarily related to higher El Penon processing and mining costs associated with increases in maintenance, reagent and materials costs.
    Depreciation, depletion and amortization increased $3.0 million to
$8.3 million, reflecting the additional charges from the Minera Florida mine
($4.6 million), partially offset by decreased depreciation costs at the El
Penon mine due to a significant portion of the plant assets being fully depreciated as of year end 2006, based on the original useful lives established in the start up of the plant.
    Exploration expense in the first quarter of 2007 was $6.0 million versus
$4.7 million for the same period in 2006. The Company continued its aggressive exploration activities in Chile at the districts surrounding its El Penon and
Minera Florida properties, as well as the commencement of drilling on the
Jeronimo project. The Company continued at the Millo project in Peru with its joint venture partner Southwestern Resources Corporation; the Winnemucca
Mountain project with joint venture partner Evolving Gold Corporation; the Bon
Sucesso project in Brazil; and the Mercedes property in Mexico.
    Selling, general and administrative expenses for the first quarter of
2007 were $4.3 million versus $3.2 million for the same period in 2006. This increase is largely due to additional expenses related to the stock compensation program of the Company and general corporate activity.
    Other income for the first quarter of 2007 of $2.7 million includes a
$2.9 million marked-to-market gain related to the zinc forward sales contracts entered into during the fourth quarter of 2006, for 5,050 tonnes for delivery in 2007, 2008 and 2009, of which 4,700 remain outstanding with prices ranging from $3,920 per tonne to $2,530 per tonne, offset by various other expenses.
Marked-to-market adjustments change as the metal price changes.
    Operating margins in the first quarter of 2007 were $29.7 million or 45%
of revenue including the marked-to-market adjustment, compared to the operating margins of $27.8 million or 50% of revenue in the first quarter of
2006.
    Income tax expense in the first quarter of 2007 was $13.1 million for an effective tax rate of 41%, compared to $12.8 million or an effective tax rate of 42% in the first quarter of 2006. The decrease in the effective tax rate is due to the effect of a reduction in overall costs in jurisdictions where tax benefits are not recognized. The Company's effective tax rate in Chile, including the mining royalty tax approximates 36%. During the first quarter of
2007 the Company paid $6.0 million in cash taxes. The Company expects the effective tax rate to be approximately 41% for the full year 2007.
    Net earnings in the first quarter of 2007 of $18.9 million were 28% of revenue, compared to $17.6 million or 32% in the first quarter of 2006. This percentage decrease is the result of additional higher proportional operating costs, increased selling, general and administrative costs, increased exploration spending and increased depreciation, depletion and amortization costs as explained above, partially offset by higher revenues due to higher realized average metals prices and marked-to-market gains on the zinc contracts.
    Meridian Gold produced gold for a consolidated average net cash cost of
($34) per ounce in the first quarter of 2007 compared to a net cash cost of
($64) per ounce in the same period of 2006, using by-product method of accounting. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    LOOKING AHEAD

    For 2007, the Company plans to produce a total of approximately
320,000 ounces of gold and over 9 million ounces of silver. Net cash cost per gold ounce will be approximately negative $(50), including by-product credits using a $12 per ounce silver price. At Minera Florida, the Company plans to produce 65,000 ounces of gold, 380,000 ounces of silver and 3,000 tonnes of zinc contained in concentrate at a net cash cost of approximately $125 per ounce of gold. At El Penon, the Company expects to produce 230,000 ounces of gold and 8.8 million ounces of silver, at a net negative cash cost of approximately $(150) per ounce of gold, with a greater portion of the production occurring during the second half of the year as the expansion projects are completed. At Rossi/Storm, the Company expects its share of production to be approximately 25,000 ounces of gold at a net cash cost of approximately $300 per ounce. Since the Company accounts for silver and zinc revenue as a by-product when calculating the net cash cost, the net cash cost is sensitive to the fluctuations in the market prices of these metals.
    Meridian Gold produced gold for a consolidated average net cash cost of
($34) per ounce in the first quarter of 2007 compared to a net cash cost of
($64) per ounce in the same period of 2006, using by-product method of accounting. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Liquidity
    ---------
    Cash balances, including restricted cash, short-term and long-term investments, increased to $225.5 million as of March 31, 2007 compared to
$214.7 million as of the December 31, 2006. The cash balance increase is due to cash flow generated by operations. Working capital increased to
$203.8 million at March 31, 2007 from $174.5 million at December 31, 2006.
    Cash to meet the Company's operating needs, finance capital expenditures and fund exploration activities during the first quarter of 2007 was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $24.6 million in the first quarter of 2007 compared to
$24.4 million in the first quarter of 2006.

    Capital Resources
    -----------------
    Anticipated cash requirements for 2007 include approximately
$35.0 million for planned capital expenditures at El Penon (which includes approximately $27.0 million in mine development, as the mine continues its project of expanding mining production from 2,000 to 2,800 tonnes per day), as well as developing accesses and infrastructure for the Providencia, Fortuna and Al Este vein structures. Planned capital expenditures at Minera Florida are $15.0 million, for related infill drilling, mine development, and plant expansion projects. An additional estimated $9.0 million will be required to fund capital expenditures at Rossi/Storm, Agua de la Falda (Jeronimo), and
other Meridian Gold projects and locations.
    Exploration is at the heart of Meridian Gold's organic growth strategy and will continue to be an important focus throughout the year. Meridian Gold plans to spend approximately $26.0 million in 2007 to fund exploration.
    The Company believes that the planned capital and exploration requirements will be funded by operating cash flows, current cash and investments. Should the Company decide to develop other exploration and development properties, additional capital might be required.

    Changes in Accounting Policies and Presentation

    The Company's interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. These consolidated financial statements should be read in conjunction with the Company's audited
Consolidated Financial Statements for the year ended December 31, 2006. The accounting policies used in the preparation of these interim Consolidated
Financial Statements are consistent with those used in the Company's audited
Consolidated Financial Statements, except as described below:

    Changes in Significant Accounting Policies

    Commencing January 1, 2007, the Company adopted the new Canadian
Institute of Chartered Accounts (CICA) Handbook Section 3855, Financial
Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530,
Comprehensive Income and Section 3861, Financial Instruments - Disclosure and
Presentation. These new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded for available for sale investments and unrealized foreign currency translation gains on net investments in self sustaining foreign operations in opening accumulated other comprehensive income in shareholders' equity. The comparative interim
Consolidated Financial Statements have not otherwise been restated. For a description of the principal changes in accounting for financial instruments and hedges due to the adoption of the accounting standards, see Note 2 to the
Interim Consolidated Financial Statements.

    Critical Accounting Estimates

    The critical accounting estimates remain unchanged from those disclosed in the Company's 2006 Annual Report.

    Other

    Certain balance sheet amounts in the prior period have been reclassified to conform to the presentation adopted in the current period.

    Summary of Quarterly Results

    (Unaudited and expressed in millions of US dollars, except per share data)
    <<

                                            2007             2006
                                         -------  ---------------------------
                                              Q1     Q4     Q3     Q2     Q1
                                              --     --     --     --     --
    Revenue                                $66.4  $65.0  $62.2  $57.3  $55.5
    Pre-impairment net earnings(1)          18.9    6.5    5.7   18.8   17.6
    Net earnings (loss)                     18.9    6.5    5.7   18.8   17.6
    Basic earnings per share,
     pre-impairment(2)                     $0.19  $0.06  $0.06  $0.19  $0.18
    Diluted earnings per share
     pre-impairment                         0.19   0.06   0.06   0.19   0.17
    Basic earnings (loss) per share(2)     $0.19  $0.06  $0.06  $0.19  $0.18
    Diluted earnings (loss) per share       0.19   0.06   0.06   0.19   0.17

                                                  2005
                                         ----------------------
                                              Q4     Q3     Q2
                                              --     --     --
    Revenue                                $49.3  $42.2  $40.9
    Pre-impairment net earnings(1)          12.3    9.0    9.1
    Net earnings (loss)                   (374.3)   9.0    9.1
    Basic earnings per share,
     pre-impairment(2)                     $0.12  $0.09  $0.09
    Diluted earnings per share
     pre-impairment                         0.12   0.09   0.09
    Basic earnings (loss) per share(2)    ($3.73) $0.09  $0.09
    Diluted earnings (loss) per share      (3.73)  0.09   0.09

    (1) Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of
        2005
    (2) Quarterly amounts do not sum to full year amounts due to rounding
    >>

    Outstanding Share Data

    As at March 31, 2007 101,152,948 (December 31, 2006 - 101,090,400) common shares were outstanding and options to purchase 820,830 shares of common stock were held by directors and employees with exercise prices ranging between
US$2.25 and US$26.79 per share, of which options to purchase 616,536 shares of common stock were exercisable with expiry dates between January 2007 and March
2016.

    Non-GAAP Measures

    Meridian Gold has provided measures of "net cash cost per gold ounce",
"total net cost per gold ounce", "cash cost per gold equivalent ounce" and
"total cost per gold equivalent ounce", which are included in this document.
Net cash cost per gold ounce is determined according to the Gold Institute
Standard by dividing net cash costs divided out by gold ounces produced. Net cash costs consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties (the Chilean royalty tax is not included as it is considered an income tax), net of silver and/or zinc by-product credits, but does not include capital, exploration, depreciation, reclamation and financing costs.
Total net cash cost per gold ounce is total net cash costs divided by gold ounces produced. Total net cost consists of "total net cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced. Cash costs are equivalent to net cash cost adding back the silver by-product credit. Cash cost per gold equivalent ounce is total cash cost divided by the total of the gold ounces plus silver ounces converted to an equivalent amount of gold as determined by the ratio of the gold price per ounce divided by the silver price per ounce. Total cost consists of "total cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total cost per gold equivalent ounce is "total cost" divided by the gold equivalent ounces produced. Total co-product cash cost of gold ounce and of silver ounce is calculated determining the percentage of revenues obtained from gold and silver of the total revenues. This percentage is the used to allocate the total cash cost to gold cash cost and silver cash cost based on this percentage. The gold cash costs are then divided by gold ounces produces and the silver cash cost is divided by silver ounces produced to determine the total co-product cash cost of gold and silver ounce.
    The Company believes that in addition to conventional measures prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), stakeholders use non-GAAP measures to evaluate the Company's performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

    <<
                                          Three months ended Mar 31, 2007
                                       --------------------------------------
                                            Minera
                                            ------
    Non-Gaap Reconciliation                Florida    El Penon  Consolidated
                                           -------    --------  ------------
    -------------------------------------------------------------------------
    By-Product method of
     calculating cost per ounce
    ---------------------------
    Cost of sales (Before depreciation,
     depletion and amortization)                                       $20.8
    Less reclamation                                                    $0.6
    Net cost of sales (Before
     depreciation, depletion and
     amortization)                            $4.5        $15.7        $20.2
    Silver revenues                           (1.0)       (19.5)       (20.5)
    Zinc revenues                             (2.3)           -         (2.3)
    Other                                      0.2          0.0          0.2
    -------------------------------------------------------------------------
    Total net cash costs                       1.4         (3.8)        (2.4)
    Gold production in ounces from
     active properties                      15,314       55,581       70,895
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce        $91         ($68)        ($34)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                       1.4         (3.8)        (2.4)
    Depreciation, depletion and
     amortization from operations              4.6          3.8          8.3
    -------------------------------------------------------------------------
    Total net cost                            $5.9        ($0.0)        $5.9
    Gold production in ounces from
     active properties                      15,314       55,581       70,895
    -------------------------------------------------------------------------
    Total net cost per gold ounce             $393           $1          $86
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of
     calculating cost per ounce
     (zinc as by-product)
    --------------------------------
    Gold production in ounces from
     active properties                      15,314       55,581       70,895
      Silver Ounce conversion Factor:         48.0         48.0         48.0
        Gold Price (avg. realized
         price)                               $630         $630         $630
        Silver Price (avg. realized
         price)                             $13.12       $13.12       $13.12
    Silver Ounces from active properties    77,619    1,526,405    1,604,024
    Converted Silver Ounces
     (ounces/factor)                         1,616       31,788       33,404
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                  16,930       87,369      104,299
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                             $4.5        $15.7        $20.2
    Zinc revenues                            ($2.3)           -        ($2.3)
    Other                                      0.2          0.0          0.2
    -------------------------------------------------------------------------
    Total Cash Cost                            2.4         15.7         18.1
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)        $142         $181         $175
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                           $2.4        $15.7        $18.1
    Depreciation, depletion and
     amortization from operations              4.6          3.8          8.3
    -------------------------------------------------------------------------
    Total Cost                                 7.0         19.5         26.4
    -------------------------------------------------------------------------
    Total Cost per gold equivalent
     ounce (zinc as by-product credit)        $416         $225         $256
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Co-product method of calculating
     cost per ounce (zinc as by-product)
    ------------------------------------
    Gold production in ounces from
     active properties                      15,314       55,581       70,895
    Silver production in ounces from
     Active Properties                      77,619    1,526,405    1,604,024
    -------------------------------------------------------------------------

    Revenue from Gold                         $8.7        $34.9        $43.6
    Percentage of Total Revenue                90%          64%          68%
    -------------------------------------------------------------------------

    Revenue from Silver                       $1.0        $19.6        $20.6
    Percentage of Total Revenue                10%          36%          32%
    -------------------------------------------------------------------------

    Total net cost of Sales
     (net of zinc)                            $2.4        $15.7        $18.1
    Cost of sales allocated to Gold
     production                               $2.2        $10.1        $12.3
    Cost of sales allocated to Silver
     production                               $0.2         $5.7         $5.8
    -------------------------------------------------------------------------

    Co-product cash cost of Gold ounce        $141         $181         $175
    Co-product cash cost of silver ounce        $3           $4           $4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                          Three months ended Mar 31, 2006
                                       --------------------------------------
                                            Minera
                                            ------
    Non-Gaap Reconciliation                Florida    El Penon  Consolidated
                                           -------    --------  ------------
    -------------------------------------------------------------------------
    By-Product method of
     calculating cost per ounce
    ---------------------------
    Cost of sales (Before depreciation,
     depletion and amortization)                 -                     $14.6
    Less reclamation                             -                      $0.4
    Net cost of sales (Before
     depreciation, depletion and
     amortization)                               -        $14.2        $14.2
    Silver revenues                              -        (18.6)       (18.6)
    Zinc revenues                                -            -          0.0
    Other                                        -          0.0          0.0
    -------------------------------------------------------------------------
    Total net cash costs                         -         (4.4)        (4.4)
    Gold production in ounces from
     active properties                           -       68,293       68,293
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce          -         ($64)        ($64)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                         -         (4.4)        (4.4)
    Depreciation, depletion and
     amortization from operations                -          5.2          5.2
    -------------------------------------------------------------------------
    Total net cost                               -         $0.8         $0.8
    Gold production in ounces from
     active properties                           -       68,293       68,293
    -------------------------------------------------------------------------
    Total net cost  per gold ounce               -          $12          $12
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of
     calculating cost per ounce
     (zinc as by-product)
    --------------------------------
    Gold production in ounces from
     active properties                           -       68,293       68,293
      Silver Ounce conversion Factor:            -         56.2         56.2
        Gold Price (avg. realized
         price)                                 $-         $559         $559
        Silver Price (avg. realized
         price)                                 $-        $9.93        $9.93
    Silver Ounces from active properties         -    1,921,761    1,921,761
    Converted Silver Ounces
     (ounces/factor)                             -       34,168       34,168
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                       -      102,461      102,461
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                                -        $14.2        $14.2
    Zinc revenues                                -            -         $0.0
    Other                                        -          0.0          0.0
    -------------------------------------------------------------------------
    Total Cash Cost                              -         14.2         14.2
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)          $-         $139         $139
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                              -        $14.2        $14.2
    Depreciation, depletion and
     amortization from operations                -          5.2          5.2
    -------------------------------------------------------------------------
    Total Cost                                   -         19.4         19.4
    -------------------------------------------------------------------------
    Total Cost per gold equivalent
     ounce (zinc as by-product credit)          $-         $189         $189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Co-product method of calculating
     cost per ounce (zinc as by-product)
    ------------------------------------
    Gold production in ounces from
     active properties                           -       68,293       68,293
    Silver production in ounces from
     Active Properties                           -    1,921,761    1,921,761
    -------------------------------------------------------------------------

    Revenue from Gold                            -        $36.9        $36.9
    Percentage of Total Revenue                  -          66%          66%
    -------------------------------------------------------------------------

    Revenue from Silver                          -        $18.6        $18.6
    Percentage of Total Revenue                  -          34%          34%
    -------------------------------------------------------------------------

    Total net cost of Sales
     (net of zinc)                               -        $14.2        $14.2
    Cost of sales allocated to Gold
     production                                  -         $9.4         $9.4
    Cost of sales allocated to Silver
     production                                  -         $4.8         $4.8
    -------------------------------------------------------------------------

    Co-product cash cost of Gold ounce           -         $138         $138
    Co-product cash cost of silver ounce         -           $2           $2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (x) Totals may not sum due to rounding

                             Meridian Gold Inc.
                               Operating Data
          (Unaudited and dollar amounts expressed in U.S. currency)

                                                        Three Months Ended
                                                             March 31
                                                         2007         2006
                                                    -------------------------
    El Penon Mine
      Gold production (ounces)                           55,581       68,293
      Silver production (ounces)                      1,526,405    1,921,761
      Tonnes ore mined (thousands)                          232          222
      Mill tonnes processed (thousands)                     216          239
      Avg. mill gold ore grade (grams/tonne)                8.4          9.3
      Avg. mill silver ore grade (grams/tonne)              238          268
      Mill gold recovery                                    95%          95%
      Mill silver recovery                                  92%          93%

      Net cash cost of production per gold ounce    $       (68) $       (64)
      Total net production cost per gold ounce      $         1  $        12

      Cash cost of production per gold equivalent
       ounce                                        $       181  $       139
      Total production cost per gold equivalent
       ounce                                        $       225  $       189

      Co-product cost of gold ounce                 $       181  $       138
      Co-product cost of silver ounce               $         4  $         2

    Minera Florida Mine
      Gold production (ounces)                           15,314            -
      Silver production (ounces)                         77,619            -
      Zinc production (tonnes)                              943
      Tonnes ore mined (thousands)                          107            -
      Mill tonnes processed (thousands)                     104            -
      Avg. mill gold ore grade (grams/tonne)                5.7            -
      Avg. mill silver ore grade (grams/tonne)               35            -
      Avg. mill zinc ore grade (percentage)                1.3%
      Mill gold recovery                                    81%            -
      Mill silver recovery                                  67%            -
      Total zinc recovery                                   69%

      Net cash cost of production per gold ounce    $        91  $         -
      Total net production cost per gold ounce      $       393  $         -

      Cash cost of production per gold equivalent
       ounce                                        $       142  $         -
      Total production cost per gold equivalent
       ounce                                        $       416  $         -

      Co-product cost of gold ounce                 $       141  $         -
      Co-product cost of silver ounce               $         3  $         -

    Company Totals
      Ounces of gold produced                            70,895       68,293
      Ounces of gold sold                                69,132       66,124
      Ounces of silver sold                           1,566,441    1,865,907
      Avg. realized gold price per ounce            $       630  $       559
      Avg. realized silver price per ounce          $     13.12  $      9.96
      Net cash cost of production per gold ounce    $       (34) $       (64)
      Total net cost of production per gold ounce   $        86  $        12

      Cash cost of production per gold equivalent
       ounce                                        $       175  $       139
      Total production cost per gold equivalent
       ounce                                        $       256  $       189

      Co-product cost of gold ounce                 $       175  $       138
      Co-product cost of silver ounce               $         4  $         2

                             Meridian Gold Inc.
                     Interim Consolidated Balance Sheets
             (Unaudited and expressed in millions of US dollars)

                                                      March 31   December 31
                                                        2007         2006
                                                    -----------  ------------

    Assets
    Current assets
      Cash and cash equivalents                     $     102.1  $      92.8
      Short-term investments                               96.1         84.0
      Restricted cash                                      13.8         13.8
      Trade and other receivables                           6.6          6.2
      Inventory                                             8.9          7.0
      Future income taxes - current                         0.5          0.5
      Other current assets                                 17.6         15.7
                                                    ------------ ------------
    Total current assets                                  245.6        220.0

    Mineral property, plant and equipment, net            286.9        276.1
    Other long-term assets                                 20.5         31.8
                                                    ------------ ------------

    Total assets                                    $     553.0  $     527.9
                                                    ------------ ------------
                                                    ------------ ------------

    Liabilities and Shareholders' Equity
    Current liabilities
      Accounts payable, trade and other             $      15.1  $      20.1
      Other current liabilities                            26.7         25.4
                                                    ------------ ------------
    Total current liabilities                              41.8         45.5

    Future income taxes                                    23.2         17.6
    Other long-term liabilities                           106.2        103.4
                                                    ------------ ------------
    Total liabilities                                     171.2        166.5

    Non-controlling interest                               15.3         15.3
    Shareholders' equity (note 6)                         366.5        346.1
                                                    ------------ ------------

    Total liabilities and shareholders' equity      $     553.0  $     527.9
                                                    ------------ ------------
                                                    ------------ ------------

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
                    Consolidated Statements of Operations
             (Unaudited and expressed in millions of US dollars,
                           except per share data)

                                                        Three months ended
                                                             March 31
                                                         2007         2006
                                                    -------------------------

    Revenue                                         $      66.4  $      55.5

    Costs and expenses
      Cost of sales before depreciation, depletion
       and amortization                                    20.8         14.6
      Depreciation, depletion and amortization              8.3          5.3
      Exploration                                           6.0          4.7
      Selling, general and administrative                   4.3          3.2
      Other                                                (2.7)        (0.1)
                                                    -------------------------
                                                           36.7         27.7
                                                    -------------------------

    Earnings before the following                          29.7         27.8

    Interest income                                         2.3          2.6
                                                    -------------------------
    Earnings before taxes                                  32.0         30.4

    Income tax expense                                    (13.1)       (12.8)
                                                    -------------------------

    Net earnings                                    $      18.9  $      17.6
                                                    -------------------------
                                                    -------------------------

    Earnings per share
      Basic                                         $      0.19  $      0.18
      Diluted                                       $      0.19  $      0.17

    Weighted average shares outstanding
     (in millions)
      Basic                                               101.1        100.4
      Diluted                                             101.5        101.0

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
       Interim Consolidated Statements of Retained Earnings (Deficit)
             (Unaudited and expressed in millions of US dollars)

                                                        Three months ended
                                                             March 31
                                                         2007         2006
                                                    -------------------------

    Balance at beginning of period                  $    (117.8) $    (166.4)
    Net earnings                                           18.9         17.6

                                                    -------------------------
    Balance at end of period                        $     (98.9) $    (148.8)
                                                    -------------------------
                                                    -------------------------

                             Meridian Gold Inc.
           Interim Consolidated Statements of Comprehensive Income
             (Unaudited and expressed in millions of US dollars)

                                                        Three months ended
                                                             March 31
                                                         2007         2006
                                                    -------------------------

    Net earnings                                    $      18.9  $      17.6
    Other comprehensive income
      Unrealized gain on translating financial
       statements of self-sustaining foreign
       operations                                           0.1          0.2
      Unrealized gain on available for sale
       securities                                           0.1            -
                                                    -------------------------
    Total other comprehensive income, net of taxes          0.2          0.2

    Comprehensive income                            $      19.1  $      17.8
                                                    -------------------------
                                                    -------------------------

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
                Interim Consolidated Statements of Cash Flows
             (Unaudited and expressed in millions of US dollars)

                                                        Three months ended
                                                             March 31
                                                         2007         2006
                                                    -------------------------

    Cash flow from (used in) operating activities
      Net earnings                                  $      18.9  $      17.6
      Non-cash items:
        Provision for depreciation, depletion and
         amortization                                       8.3          5.3
        Accretion of asset retirement obligations           0.6          0.3
        Stock-based compensation                            0.7          0.9
        Future income taxes                                 6.4          6.2
      Changes in non-cash working capital and
       other accounts:
        Trade and other receivables                        (0.4)        (0.8)
        Inventory                                          (1.9)        (0.4)
        Other current assets                               (1.5)        (1.3)
        Other assets                                        0.6          0.3
        Accounts payable, trade and other                  (5.0)        (4.9)
        Accrued and other liabilities                       1.0          1.6
        Other long-term liabilities                        (2.6)        (0.1)
      Reclamation expenditures                             (0.5)        (0.3)
                                                    -------------------------
                                                           24.6         24.4
                                                    -------------------------

    Cash flow from (used in) investing activities
      Capital expenditures                                (13.3)        (4.8)
      Short-term investments                              (12.1)       (14.1)
      Long-term investments                                10.6         (0.4)
                                                    -------------------------
                                                          (14.9)       (19.3)
                                                    -------------------------

    Cash flow from (used in) financing activities
      Repayment of loans/leasing arrangements              (0.4)           -
      Proceeds from issuance of share capital                 -          2.4
                                                    -------------------------
                                                           (0.4)         2.4
                                                    -------------------------
    Increase (decrease) in cash and cash equivalents        9.3          7.5
    Cash and cash equivalents, beginning of period         92.8         58.3
                                                    -------------------------
    Cash and cash equivalents, end of period        $     102.1  $      65.8
                                                    -------------------------
                                                    -------------------------
    Cash and cash equivalents                       $     102.1  $      65.8
    Short-term investments                                 96.1        223.4
                                                    -------------------------
    Cash and short-term investments                 $     198.2  $     289.2
                                                    -------------------------
                                                    -------------------------
    Cash paid for income taxes                      $       6.0  $       5.7
    Cash paid for interest                          $         -  $         -

    See accompanying notes to interim consolidated financial statements
    >>

    Meridian Gold Inc.
    Notes to Interim Consolidated Financial Statements (unaudited)
    Three months ended March 31, 2007
    (In US dollars)

    1. Basis of Presentation

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006. The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

    2. Changes in Accounting Policies and Presentation

    Financial Instruments

    Commencing January 1, 2007, the Company adopted the new Canadian
    Institute of Chartered Accounts (CICA) Handbook Section 3855, Financial
    Instruments - Recognition and Measurement; Section 3865, Hedges; Section
    1530, Comprehensive Income; and Section 3861, Financial Instruments -
    Disclosure and Presentation. These new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded for available for sale investments and unrealized foreign currency translation gains on net investments in self sustaining foreign operations in opening accumulated other comprehensive income in shareholders' equity as described below. The comparative interim consolidated financial statements have not otherwise been restated. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below:

    (a) Financial Assets and Financial Liabilities

    Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

    Held-to-maturity and loans and receivables

    Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

    Available-for-sale

    Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in other comprehensive income.
    Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect an other-than-temporary impairment. Available for sale financial assets of the company are included in "Other Assets".

    Held-for-trading

    Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

    The adoption of this standard has resulted in the Company measuring certain available-for-sale investments at fair value with an increase to the carrying value of these investments and accumulated other comprehensive income of $0.5 million as of January 1, 2007 and
    $0.6 million as of March 31, 2007.

    (b) Derivatives and Hedge Accounting

    Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies. Certain derivative financial instruments can be designated as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognizable asset or liability of a forecasted transaction (cash flow hedges).

    In a fair value hedge, the change in fair value of the hedging derivative is offset in the Statement of Operations by the change in fair value of the hedged item relating to the hedged risk.

    In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income to the extent that it is effective until the hedged item affects income.

    Any ineffectiveness arising on a hedge is measured and recorded in current period results in income.

    The Company has not designated its zinc forward sales contracts as hedges. Consequently, derivatives for which hedge accounting is not applied are carried on the balance sheet at fair value, with changes in fair value being recorded in income. The adoption of this new standard for fair value and cash flow hedges has had no effect on the consolidated financial statements of the Company.

    A third type of hedge arises on the translation of a self-sustaining foreign operation and is known as a net investment hedge. In a net investment hedge, the change in fair value of the hedging instrument, to the extent it is effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

    Derivatives may be embedded in other financial instruments (the "host instrument"). Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to the host instrument. These embedded derivatives are measured at fair value with subsequent changes recognized in income.

    (c) Comprehensive Income

    Comprehensive income is composed of the Company's net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Interim Consolidated
    Statement of Comprehensive Income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a new category in shareholders' equity.

    The adoption of this new standard for net investment hedges has had no financial impact on the consolidated financial statements of the Company, except that the unrealized foreign currency adjustments of $54.0 million as of January 1, 2007, arising from translation of self-sustaining foreign operations which were previously reported separately as a cumulative translation adjustment within Shareholders' Equity in the
    Balance Sheet, now form part of accumulated other comprehensive income.

    3. Property Impairment

    At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project's current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company uses its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined additional impairment was not necessary as of March 31, 2007.

    4. Reclamation Liability

    The continuity of the reclamation liability for the three months ended
    March 31, 2007 and 2006 is as follows:

    <<
                                                          Three Months Ended
                                                                    March 31
        (in millions of US dollars)                       2007          2006
        --------------------------------------------------------------------
        Balance, beginning of period                     $36.0         $25.3
        Accretion                                          0.6           0.3
        Expenditures                                      (0.5)         (0.3)
        ---------------------------------------------------------------------
        Balance, end of period                           $36.1         $25.3
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  Employee future benefits

        The total net defined benefit expense of the Company's pension plan is $0.1 million for the three months ended March 31, 2007 (three months ended March 31, 2006 - $0.1 million).

    6.  Consolidated Shareholders' equity

                                                           For           For
                                                     the three     the three
                                                  months ended  months ended
                                                      March 31,     March 31,
    (in millions of US dollars)                           2007          2006
    -------------------------------------------------------------------------
    Share capital (note 7):
    At beginning of period                              $402.0        $390.8
    Issued restricted shares                               0.6           3.5
    -------------------------------------------------------------------------
    At period end                                       $402.6        $394.3
    -------------------------------------------------------------------------
    Additional Paid in Capital at beginning of period      7.9           7.6
    Change to additional paid-in capital                   0.2          (0.3)
    -------------------------------------------------------------------------
    Additional paid-in capital at period end               8.1           7.3
    -------------------------------------------------------------------------
    Retained earnings (deficit):                        $(98.9)      $(148.8)
    -------------------------------------------------------------------------
    Accumulated other comprehensive income (note 8)      $54.7         $54.2
    -------------------------------------------------------------------------
    Total shareholders' equity                          $366.5        $307.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    7.  Share Capital

        (a) As at March 31, 2007, 101,152,948 (December 31, 2006 -
        101,090,400) common shares were outstanding and stock options to purchase 820,830 (December 31, 2006 - 827,497) shares held by directors and employees were outstanding with exercise prices ranging between US$2.25 and US$26.79 per share, of which options to purchase
        616,536 (December 31, 2006 - 609,870) shares were exercisable with expiry dates up to March 2016.

        (b)  Stock options and restricted shares

        The stock option activity for the three months ended March 31, 2007 and 2006 is illustrated below:

                                        Three Months          Three Months
                                       Ended March 31,       Ended March 31,
                                            2007                  2006
    -------------------------------------------------------------------------
                                              Weighted              Weighted
                                              average               average
                                  Number of   exercise  Number of   exercise
                                   options     price     options     price
    -------------------------------------------------------------------------
    Stock options outstanding at
     beginning of period:           827,497     $13.29  1,557,481     $11.38
    Granted                               -          -     17,500      25.62
    Exercised                             -          -   (244,360)      9.80
    Expired and/or cancelled         (6,667)     16.00          -          -
    -------------------------------------------------------------------------
    Stock options outstanding at
     end of period                  820,830     $13.27  1,330,621     $11.86
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Exercisable stock options       616,536     $12.41    780,566      $9.50
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    There were no stock options granted during the three months ended
    March 31, 2007. The fair value of outstanding stock options granted in
    2006 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield 0%, expected volatility of 50.0%, risk free interest rate of 4.6%, and expected lives of 5 years. Stock options vest over 1 to 3 years and have terms of
    10 years.

    There were 70,157 restricted shares granted during the three months ended
    March 31, 2007 that had a grant date average fair value of $28.35 per share. During the three months ended March 31, 2006, the Company awarded
    28,411 restricted shares that had a grant date average fair value of
    $18.71 per share. Restricted shares issued to management typically vest one-third per year over 3 years. Restricted shares issued to non-executive directors vest immediately and remain restricted until the board member retires or ceases to be a member of the Board.

    8. Accumulated Other Comprehensive Income

    Accumulated other comprehensive income includes the after-tax change in unrealized gains and losses on available-for-sale securities and unrealized foreign currency translation adjustments on net investments in self-sustaining foreign operations.

    <<
                                                           For           For
                                                     the three     the three
                                                  months ended  months ended
                                                      March 31,     March 31,
    (in millions of US dollars)                           2007          2006
    -------------------------------------------------------------------------
    Balance at beginning of period                       $54.0         $54.1
    Transition adjustment on adoption of
     Financial Instruments standards                       0.5             -
    Net other comprehensive income                         0.2           0.1
    -------------------------------------------------------------------------
    Accumulated other comprehensive income at
     period end                                          $54.7         $54.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    9. Acquisitions

    During 2006, the Company acquired 100% of Minera Florida S.A. ("Minera
    Florida") for $100.0 million cash. The Company acquired control of Minera
    Florida effective as of July 1, 2006 and has accordingly determined this to be the date of acquisition. The transaction completed on July 31, 2006 at which time the Company made a cash payment of $100.0 million from available cash reserves. The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006. Imputed interest from July 1 to July 31 of $0.4 million offsets the cash payment for a net purchase price $99.6 million. Minera Florida owns a producing gold mine in Alhue, Chile.

    The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, after the adjustment made in the quarter ended March 31, 2007. During the quarter ended March 31, 2007, the Company finalized the purchase price allocation for Minera Florida, with the only adjustment from that presented at
    December 31, 2006 being an increase to mineral property, plant and equipment of $5.5 million with the corresponding increase to short-term and long-term future income taxes, as shown in the following table.

    <<
        Minera Florida
                                      12/31/2006     Adjustment    3/31/2007
                                     ------------                 -----------
        Current assets                 $     4.4                   $     4.4
        Mineral property, plant and
         equipment                         132.5           5.5         138.0
        Other long-term assets               5.5                         5.5
                                      -----------   -----------   -----------
        Total assets acquired              142.4           5.5         147.9
                                      -----------   -----------   -----------
        Current liabilities                (10.5)                      (10.5)
        Long-term liabilities              (32.3)         (5.5)        (37.8)
                                      -----------   -----------   -----------
        Total liabilities assumed          (42.8)         (5.5)        (48.3)
                                      -----------   -----------   -----------
        Net assets acquired            $    99.6     $       -     $    99.6
                                      -----------   -----------   -----------

    10. Segments

    Each producing mine (El Penon and Minera Florida) is a reportable segment. Segment information is presented below:

        Three Months Ended
         March 31, 2007
        (in millions of                        Minera
         US dollars)               El Penon    Florida  All other    Totals
        ------------------------ ----------- ---------- ---------- ----------
        Revenues                    $  54.4    $  12.0    $     -    $  66.4
        Income before taxes            33.2        3.3    $  (4.5)      32.0
        Expenditures for segment
         capital assets                 9.5        2.4    $   1.4       13.3
    >>

    As the Company only operated the El Penon mine for the three months ended
    March 31, 2006, no segment reporting is included for that period.

    11. Legal claims

    The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company's financial position or results of operations.

    12. Other

    Certain balance sheet amounts in the prior period have been reclassified to conform to presentation adopted in the current period.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista M. Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 07:30e 02-MAY-07